GALILEO NEWCO LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

March 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Taylor Beech

Re: Galileo	NewCo Limited

Amendment No. 2 to Registration Statement on Form F-4

Filed March 11, 2021

File No. 333-252179

Ladies and Gentlemen:

This letter sets forth responses of Galileo NewCo Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 18, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4 Filed March 11, 2021

Certain Material Tax Considerations, page 95

1. Staff’s comment: Please revise the headings on pages 95 and 111 to remove the term “certain,” as it qualifies the material tax consequences of the transaction; make corresponding revisions to the tax opinions filed as Exhibits 8.1 and 8.3 to the registration statement. In addition, we note that each of Exhibit 8.2 and 8.3 is a short form tax opinion;

accordingly, please revise your disclosure on page 111 under the current heading “Certain United Kingdom Tax Considerations” and on page 114 under the heading “Island of Guernsey Tax Considerations” to state that the disclosure in each of the respective sections is the opinion of counsel, and revise Section 6.2 of Exhibit 8.2 and Section 4.3 of Exhibit 8.3 accordingly. Please also tell us why the opinion of counsel with respect to the U.S. tax consequences of the transaction is limited to specific statements in one of the several subsections of the Material U.S. Federal Income Tax Considerations section of the prospectus. Finally, we note that many of the statements in the Certain Material Tax Considerations section contain a degree of uncertainty; please disclose why counsel cannot give a certain opinion in each case, and provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Staff Legal Bulletin No. 19 Section III for additional guidance.

Response: In response to the Staff’s comments, both the disclosure under “Certain Material Tax Considerations” (now “Material Tax Considerations”) and Exhibits 8.1, 8.2 and 8.3 have been revised. The term “certain” has been removed from the referenced headings, and from the references to those sections in Exhibits 8.1, 8.2 and 8.3.

Disclosure on pages 112 and 115 have been updated to state that the disclosure in each respective section is the opinion of counsel and Exhibits 8.2 and 8.3 have been revised accordingly.

The opinion of counsel with respect to the U.S. federal income tax consequences of the transaction has been revised so that it now addresses both “Material U.S. Federal Income Tax Considerations —U.S. Federal Income Taxation of U.S. Holders” and “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of Non-U.S. Holders.” Thus, the opinion now addresses all subsections of the section “Material U.S. Federal Income Tax Considerations” other than the subsection entitled “Treatment of NewCo as a non-U.S. Corporation for U.S. Federal Income Tax Purposes,” on which counsel is unable to opine for the reasons that are now described in that subsection. Throughout the section entitled “Material U.S. Federal Income Tax Considerations,” additional disclosure has been added to explain those items as to which counsel is unable to opine and why. We note that there are a number of Risk Factors contained in the Registration Statement that address risks on which counsel is unable to opine (including (i) “The IRS may not agree that NewCo should be treated as a non-U.S. corporation for U.S. federal income tax purposes.” on page 55 concerning Section 7874 of the tax code, (ii) “The Business Combination may give rise to a taxable event for U.S. Holders of Class A Shares and Public Warrants” on page 54 concerning both Section 367(a) of the tax code and the risk of integration of the dMY share redemptions with the dMY Merger, and (iii) “If NewCo or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.” on page 62 concerning the passive foreign investment company rules). These risk factors, together with the disclosure that has been added to the section “Material U.S. Federal Income Tax Considerations,” provide appropriate disclosure concerning the risks of uncertain tax treatment to investors.

Exhibits

2. Staff’s comment: Please revise your legal opinion to remove the assumption in Section 3.1.5, as counsel cannot assume that the company has taken all corporate actions necessary to authorize the issuance of the securities. In addition, please revise Section 6.1 to delete statements that the opinion is solely for the benefit of the Recipient. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a and Section II.B.3.d for additional guidance.

Response: The Company acknowledges the Staff’s comment and has revised the opinion accordingly.

3. Staff’s comment: Please revise Section 8.1 to include counsel’s consent to being named in the prospectus. Please delete Section 2 of Exhibit 8.2 and Section 2.9 of Exhibit 8.3, as counsel must review all documents necessary to render its opinion and should not suggest otherwise. Please delete Section 6.1 of Exhibit 8.2 and Sections 4.1 and 4.2 of Exhibit 8.3 as inappropriate limitations on reliance. Refer to Staff Legal Bulletin No. 19 for further guidance.

Response: The Company acknowledges the Staff’s comment and has revised the 8.1, 8.2 and 8.3 opinions accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Joshua N. Korff at (212) 446-4943 or Ross M. Leff at (212) 446-4947 of Kirkland & Ellis LLP.

Sincerely,

/s/ Mark Locke
Mark Locke Chief Executive Officer

Via E-mail:

cc:	Joshua N. Korff

Ross M. Leff

Kirkland & Ellis LLP

Joel L. Rubinstein

Jonathan P. Rochwarger

Era Anagnosti

White & Case LLP